EXHIBIT 3.1
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                  CERTIFICATE OF CHANGE PURSUANT TO NRS 78.209


             Certificate of Change filed Pursuant to NRS 78.209 For
                           Nevada Profit Corporations
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1. Name of corporation: Semotus Solutions, Inc.

2. The board of directors have adopted a resolution pursuant to NRS 78.209 and have obtained any required approval of the stockholders.

3. The current number of authorized shares at the par value, if any, of each class or series, if any, of shares before the change: 150,000,000 shares of common stock, $0.01 par value per share, and 5,000,000 shares of preferred stock, $0.001 par value per share.

4. The number of authorized shares and the par value, if any, of each class or series, if any, of shares after the change: 7,500,000 shares of common stock, $0.01 par value per share, and 5,000,000 shares of preferred stock, $0.001 par value per share.

5. The number of shares of each affected class or series, if any, to be issued after the change in exchange for each issued share of the same class or series:
Every 20 issued and outstanding shares of common stock, $0.01 par value, shall be combined and reconstituted into one share of common stock, $0.01 par value.

6. The provisions, if any, for the issuance of fractional shares, or for the payment of money or the issuance of scrip to stockholders otherwise entitled to a fraction of a share and the percentage of outstanding shares affected thereby:
Stockholders who would otherwise be entitled to fractional shares will receive a cash payment in lieu of such fraction based upon the reported closing price of the corporation's common stock on July 19, 2007.

7. Effective date of filing (optional): 7/20/07

8. Officer signature: /s/ Talesin Durant, Secretary
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